Exhibit 1

FOR IMMEDIATE RELEASE

Obsidian Finance Group and The Campbell Group

React to Longview Fibre’s Declaration of Special Taxable Distribution,

Increased Debt

PORTLAND, OREGON – June 15, 2006 – Obsidian Finance Group, LLC, a private equity firm, together with The Campbell Group, LLC, a timber investment management company, today reaffirm their proposal to acquire Longview Fibre Company (NYSE: LFB) and comment on the Company’s announcement that it has declared a special taxable distribution to shareholders and will increase the amount of its debt.

As announced by its Board of Directors, Longview Fibre Company has declared a $385 million special distribution that will be fully taxable to its shareholders, even though most of the distribution will be paid with the Company’s own stock. The Company has also disclosed that the cash portion of the distribution is limited to only $77 million, despite noting that shareholders collectively are expected to be taxed on the full $385 million of dividend income.

Obsidian Senior Principal David Brown said, “It is notable that shareholders, in the aggregate, will have to report $385 million in taxable dividend income, but will only receive $77 million in cash to pay any resulting tax. Further, the Company has increased its borrowing by $77 million or more in order to pay the cash portion of the distribution and replace its senior subordinated notes with funds borrowed under a new term-loan facility. We believe that the considerable expenses associated with the new debt and the special distribution are an unfortunate and clearly unnecessary depletion of Company assets, especially when compared with our alternative all-cash proposal which has no added expense to Longview’s shareholders.”

Brown continued, “Longview’s Board of Directors should be focused on the shareholders’ best interests which, in our view, should include at the very least a meeting with us to gain a clear understanding of our proposal. It is our opinion that the Board has, in effect, ignored an attractive alternative for its shareholders.”

Obsidian and Campbell reaffirm their previous commitment to acquire the Company for $1.75 billion, which represents $26 per share in cash, based on current 51 million shares outstanding, and the assumption of approximately $420 million of debt. While the total value of the Obsidian/Campbell proposal remains the same, if the Company proceeds with the special distribution, the per share price proposed by Obsidian and Campbell will be mathematically adjusted to account for the additional shares issued and additional debt incurred.

Obsidian and Campbell have met with many of Longview Fibre’s current shareholders and have received overwhelming support from those shareholders for their all-cash proposal. A definitive solicitation statement was filed on June 1, 2006 with the Securities and Exchange Commission (“SEC”) for purposes of soliciting agent designations from shareholders to call a special meeting that would provide Longview’s shareholders with a forum to communicate their interest in having Longview’s Board of Directors engage in discussions regarding the Obsidian/Campbell proposal. Obsidian and Campbell are eager to continue to speak with shareholders about their proposal and about the special meeting, which the Company recently announced has been set for September 12, 2006.

Brown concluded, “We are pleased with the strong and forceful endorsement we have received from Longview shareholders with whom we have met. It is clear from the overwhelmingly positive response from these shareholders that they are not convinced that Longview’s Board of Directors is acting in their best interests. We look forward to meeting with additional Longview shareholders and urge them to contact both us and Longview with questions related to the Company’s new – and in our view risky – operating plan.”

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About Obsidian Finance Group

Obsidian Finance Group, LLC, is a private equity group bringing a multi-disciplinary approach to finding and creating value through solving difficult and complex financial problems. Obsidian typically brings capital as well as creativity in the search for the optimal solution. For more information on Obsidian, please go to www.obsidianfinance.com.

About the Campbell Group

The Campbell Group, LLC, is a vertically integrated, full-service timberland investment advisory firm founded in 1981 to acquire and manage timberland for investors. The Campbell Group is one of the largest timber investment managers in the world with more than $2 billion of equity commitments available for additional timberland investments. More information is available at www.campbellgroup.com.

In connection with the solicitation of proxies with respect to a special meeting of shareholders of Longview Fibre Company, Obsidian Finance Group, LLC and The Campbell Group, LLC will file with the Securities and Exchange Commission (“SEC”) a proxy statement which shareholders are advised to read as it will contain important information. Shareholders will be able to obtain a free copy of such proxy statement (when available), the definitive solicitation statement filed by Obsidian and Campbell on June 1, 2006 in connection with their solicitation of agent designations from Longview Fibre shareholders (the “solicitation statement”), and other relevant documents filed with the SEC from the SEC website at www.sec.gov. Such proxy statement (when available) and the solicitation statement also will be provided for free upon request to shareholders by Obsidian and Campbell.

Information concerning Obsidian, Campbell and certain of the officers and employees of Obsidian and Campbell, each of whom may be deemed to be a participant in a solicitation by Obsidian and Campbell of proxies with respect to a special meeting of Longview shareholders, including a description of their direct and indirect interests, by security holdings or otherwise, in the matters to be acted upon at such meeting, may be found in the solicitation statement. A copy of the solicitation statement is available on the SEC website at www.sec.gov.

 Media Contacts:

Drew Brown/Lesley Bogdanow Citigate Sard Verbinnen 212-687-8080	Kelly O’Brien Hubbell Communications 503-796-3013

Investor Contacts:
David Brown/Kevin Padrick Obsidian Finance Group 503-245-8800	Daniel Burch/ Lawrence Dennedy MacKenzie Partners, Inc. 212-929-5500